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GOLDMAN SACHS CELEBRATES NYSE LISTING OF GSC EXCHANGE TRADED NOTE BY RINGING CLOSING BELL

Goldman Sachs Launches GS Connect ETN Program

NEW YORK, November 5, 2007 — The Goldman Sachs Group, Inc (NYSE: GS) today will ring the NYSE closing bell, celebrating the listing of its first Exchange Traded Note (ETN). The GS Connect™ S&P GSCI™ Enhanced Commodity Total Return Strategy Index ETN began trading on the NYSE on July 31, 2007 under the ticker symbol “GSC.”

The GSC is a 30-year note issued by The Goldman Sachs Group, Inc. and is linked to the S&P GSCI™ Enhanced Commodity Total Return Strategy Index. It modifies certain rolling rules of the underlying commodity futures contracts of the S&P GSCI™ index with the goal to generate enhanced returns as compared to the S&P GSCI™ index.

“We’re excited to celebrate the launch of our ETN program with the bell ringing at the NYSE,” said Michael Dweck, Managing Director, Goldman, Sachs & Co. “Our GS Connect business represents a collaborative effort by various Goldman Sachs teams in all divisions and asset classes driving to deliver the best-in-class ETN solutions for investors.”

“We are pleased by investors’ positive response to our first ETN: GSC, which is a liquid, accessible and value-added vehicle to invest in broad-based commodities,” said Karen Fang, Managing Director, Goldman, Sachs & Co. “Building on this momentum, we are developing a series of products that will provide access to difficult-to-reach markets and sectors, outperformance against traditional benchmark indices, and potentially algorithmic and cost efficient alpha across asset classes.”

Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high net worth individuals. Founded in 1869, it is one of the oldest and largest investment banking firms. The firm is headquartered in New York and maintains offices in London, Frankfurt, Tokyo, Hong Kong and other major financial centers around the world.

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The issuer has filed a registration statement (including a prospectus) relating to the GS Connect™ S&P GSCI™ Enhanced Commodity Total Return Strategy Index ETN, and may file prospectuses thereunder relating to ETNs that may be issued from time to time in the future, with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the applicable offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable prospectus if you request it by calling toll-free 1-866-471-2526.

Media Contact: Ed Canaday Tel.: 212-357-0005	Investors Contact: GS Connect ETN team gs-etn@gs.com.